Exhibit 99.1

CONSENT OF HANK ADLER

The undersigned hereby consents to his being named in the Registration Statement on Form S-11 of KBS Real Estate Investment Trust II, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of KBS Real Estate Investment Trust II, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: January 10, 2008

By:	/s/ Hank Adler
Hank Adler